GulfMark Offshore Announces
Election of Peter Bijur to Board of Directors

     HOUSTON-October 29, 2003--GulfMark Offshore, Inc. (Nasdaq:GMRK) today announced the election of Peter I. Bijur to the Board of Directors. Mr. Bijur will serve until the next regular election of directors at the shareholders meeting in May 2004.

     Mr. Bijur, former Chairman of the Board and Chief Executive Officer of Texaco, is a graduate of the University of Pittsburgh and holds an M.B.A. from Columbia University. He joined Texaco in 1966 and rose through the ranks holding positions of increasing responsibility in both domestic and international operations. In 1989 he was appointed Chairman of London-based Texaco Limited and was later named to head Texaco Europe where he was responsible for all upstream and downstream operations across the continent. Mr. Bijur was elected a Senior Vice President of Texaco, Inc. in 1992, Vice Chairman of the Board in January 1996 and Chairman of the Board and Chief Executive Officer in July 1996. He currently serves on the Strategic Advisory Council for the Gas Technology Institute and is a member of the Advisory Board of Proudfoot Consulting Company. He is also active in civic affairs as a member of the Board of Trustees of Middlebury College and Mount Sinai-New York University Health Center.

     Mr. David Butters, Chairman of the Board, said "We welcome the expertise that Peter will bring to the Board of Directors. His knowledge of the industry, international expertise, financial acumen and management experience will provide invaluable insights to the Board of Directors. We look forward to his advice and counsel as we emerge from the current challenging market conditions."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-six (56) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.